UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. ) Under the Securities Exchange Act of 1934

BIONIK LABORATORIES CORP.
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

09074A 109
(CUSIP Number)

Peter Bloch 483 Bay Street, N105 Toronto, ON M5G2C9
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	09074A 109
1.	Names of Reporting Person: Hermano Igo Krebs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 5,642,972
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 5,642,972
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,642,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 5.84%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Bionik Laboratories Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 483 Bay Street, N105, Toronto, ON M5G2C9.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Dr. Hermano Igo Krebs.  Mr. Krebs is a natural person, and his principal occupation is (a) as a Principal Research Scientist and Lecturer at the Massachusetts Institute of Technology and other institutions, and (b) Chief Science Officer of the Company, and has a business address of 80 Coolidge Hill Road Watertown, MA 02472.

Dr. Krebs has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Dr. Krebs is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On March 1, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bionik Mergerco Inc., a Massachusetts corporation and a wholly-owned subsidiary of the Company (“Mergerco”), Hermano Igo Krebs, and Interactive Motion Technologies, Inc. (“IMT”), whereby, at the closing contemplated therein which occurred on April 21, 2016, Mergerco merged with and into IMT, with IMT surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”).

At the closing of the Merger, the shares of IMT common stock held by Dr. Krebs were automatically converted into the right to receive an aggregate of 5,190,376 shares of Company Common Stock. Of such shares, 1,038,076 were deposited in escrow to satisfy indemnifiable losses by the Company under the terms of the Merger Agreement.

Also at the closing of the Merger, the options beneficially owned by Dr. Krebs and Dr. Krebs’ wife to purchase IMT common stock, were automatically converted into options to purchase an aggregate of 452,596 shares of Company Common Stock, of which 360,230 shares are held directly by Dr. Krebs and 92,366 shares are held directly by Dr. Krebs’ wife.

Item 4. Purpose of Transaction

Pursuant to the Merger Agreement and the other agreements and transactions contemplated thereby, Dr. Krebs became the beneficial owner of 5,190,376 shares of Company Common Stock, and options to purchase an aggregate of 452,596 shares of Company Common Stock, effective as of April 21, 2016. Furthermore, Dr. Krebs was appointed as Chief Science Officer of the Company.

Dr. Krebs acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Company or any securities of the Company which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)
As of the date of this report, Dr. Krebs directly beneficially owns 5,642,972 shares of the Company Common Stock, which number of shares represents approximately 5.84% of the outstanding Common Stock based on 96,241,292 shares of outstanding Company Common Stock and Exchangeable Shares exchangeable for Company Common Stock. Includes options granted to Dr. Krebs or his wife to purchase an aggregate of 452,596 shares of Company Common Stock, which options are currently exercisable.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)
Dr. Krebs has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 5,642,972 shares of Company Common Stock, and shares underlying options, except for 92,366 shares of Company Common Stock underlying options which are held directly by Dr. Krebs’ wife.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7.                      Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger (1)

__________
(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2016

By:	/s/ Hermano Igo Krebs
Name:	Hermano Igo Krebs